UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2019
Commission File No.: 001-35165

BRAINSWAY LTD.
(Translation of registrant's name into English)

19 Hartum Street
Bynet Building, 3rd Floor
Har HaHotzvim
Jerusalem, 9777518, Israel

(+972-2) 582-4030
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

At the Special General Meeting of Shareholders of Brainsway Ltd. (the "Company") held on November 25, 2019, all of the proposed resolutions presented were approved by the shareholders. Below are the proposals adopted:

1.	To approve the engagement by the Company of Dr. David Zacut, the Company's Chairman of the Board of Directors, as the Company's interim Chief Executive Officer for a term of up to one year, and the increase of the capacity of his consultancy to the Company accordingly;

2.	To approve an amendment to the Company's Articles of Association relating to the office of directors appointed by the Board of Directors of the Company; and

3.	To approve the Brainsway Ltd. Amended and Restated 2019 Share Incentive Plan.

This Form 6-K is incorporated by reference into the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 22, 2019 (Registration No. 333-230979).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2019	BRAINSWAY LTD. By: /s/ Hadar Levy —————————————— Hadar Levy Chief Financial Officer